UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

226406106

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 226406106	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 84,927
8. SHARED VOTING POWER 187,641,821
9. SOLE DISPOSITIVE POWER 84,927
10. SHARED DISPOSITIVE POWER 192,028,861

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,028,861
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	34.24%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 226406106	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 187,641,821
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,028,861

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,028,861
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.24%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO - BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 187,641,821
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,028,861

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,028,861
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.24%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 187,641,821
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,028,861

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,028,861
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.24%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 187,641,821
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,028,861

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,028,861
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.24%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 187,641,821
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,028,861

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,028,861
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.24%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,387,039
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 192,028,861

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,028,861
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.24%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 9 of 14 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 8 TO SCHEDULE 13D

This Amendment No. 8 Schedule 13D (“Amendment No. 8”) amends and supplements Item 6 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No. 8 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D

CUSIP No. 226406106	Page 10 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6. of the Amendment No. 6 previously filed is hereby amended by adding the following agreements.

Plan for the acquisition of Cresud’s own shares: On August 26, 2008, Cresud’s Board of Directors decided to establish the terms and conditions for the acquisition of its own shares issued by Cresud under the provisions of Section 68 on Law 17,811 (added by Decree number 677/2001) and the Rules of the Comision Nacional de Valores, in order to help reduce the fluctuation of the quotation of shares and strengthen the shares in the market, minimizing any possible temporary imbalances between supply and demand within the market. The terms and conditions were: (i) up to Ps. 30,000,000, (ii) maximum of 10,000,000 shares to be acquired in the form of shares or ADS, (iii) a payable price between a minimum Ps.3 and up to Ps. 3.5 per share, and (iv) a term of the acquisition for 70 days.

Subsequently, there were amendments to the terms and conditions as follows:

- On October 8, 2008, a minimum payable price Ps.2.40.

- On October 10, 2008, a minimum payable price Ps.2.13.

- On October 23, 2008, a minimum payable price Ps. 1 and a maximum of 30,000,000 shares to be acquired.

As of October 24, 2008, Cresud acquired a total of 9,642,632 of its own shares, representing 1.72% of its own share capital on a fully diluted basis.

Securities Loan Agreement: On October 24, 2008, IFISA entered into a US$30 million Loan Agreement with Baldwin Enterprises, Inc. This loan is secured pursuant to a Security Agreement dated October 24, 2008 by (a) 9,427,826 Cresud ADS, (b) 72,995,697 Cresud Warrants, and (c) 150,360 IRSA GDS. This loan will accrue interest at an annual rate equal to 15%. The loan matures in 90 days and can be prepaid without penalty by IFISA. The foregoing description of the Secured Promissory Note and Security Agreement is qualified in its entirety by reference to the complete text of these agreements, which are attached hereto as Exhibit 1 and Exhibit 2 and are incorporated herein by reference.

Citibank Loan Agreement: On October 24, 2008, IFISA cancelled the Margin Loan Agreement entered with Citibank N.A. The terms and conditions of this loan were previously informed in the Amendment No. 6 dated as of March 31, 2008.

SCHEDULE 13D

CUSIP No. 226406106	Page 11 of 14 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1	Form of Promissory Note of Inversiones Financieras del Sur S.A. dated October 24, 2008.

EXHIBIT 2	Form of Security Agreement dated as of October 24, 2008 between Inversiones Financieras del Sur S.A. and Baldwin Enterprises, Inc.

SCHEDULE 13D

CUSIP No. 226406106	Page 12 of 14 Pages

Transactions by the Reporting Persons or persons named in Schedule A previously filed in Shares that were effected during the last 60 days

Annex 1

IFISA’s transactions in Cresud Warrants

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sell	9/10/2008	21,030,00	$0.2510	NASDAQ
Sell	9/16/2008	560,00	$0.2405	NASDAQ
Sell	9/17/2008	3,000,00	$0.2400	NASDAQ
Sell	9/19/2008	7,112,00	$0.2515	NASDAQ
Sell	10/02/2008	6,110,00	$0.2300	NASDAQ
Sell	10/03/2008	12,070,00	$0.2300	NASDAQ
Sell	10/10/2008	1,400,00	$0.2143	NASDAQ
Sell	10/13/2008	2,712,00	$0.2594	NASDAQ

Dolphin Fund’s transactions in Cresud ADR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	10/08/2008	59,559,00	$8.9102	NASDAQ

Dolphin Fund’s transactions in Cresud Warrants

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sell	8/27/2008	10,700,00	$0.2527	NASDAQ

Eduardo Elzstain’s transactions in Cresud ADR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	10/07/2008	14,000,00	$9.3950	NASDAQ
Buy	10/08/2008	5,000,00	$9.0656	NASDAQ
Buy	10/10/2008	40,400,00	$7.5481	NASDAQ
Sell	10/24/2008	75,044,00	$5.2399	NASDAQ

Gary Gladstein’s transactions in Cresud ADR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	9/30/2008	2,500,00	$10.5200	NASDAQ

Alejandro Elsztain’s transactions in Cresud ADR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	10/07/2008	13,000,00	$9.3950	NASDAQ

SCHEDULE 13D

CUSIP No. 226406106	Page 13 of 14 Pages

Alejandro Elsztain’s transactions in Cresud Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	10/17/2008	64,612.00	ARS 2.5733	Buenos aires Stock Exchange

Saul Zang’s transactions in Cresud ADR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	10/07/2008	13,000,00	$9.3950	NASDAQ

SCHEDULE 13D

CUSIP No. 226406106	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: November 3, 2008

Eduardo S. Elsztain		Consultores Venture Capital Uruguay

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Assets Management S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Dolphin Fund PLC

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board